
06018378

RECEIVED

2006 NOV 13 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank of Cyprus Group



Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

6 November 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

SUPPL

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
Rule 12g3-2(b) File No. 082-34996

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

Very truly yours,

p.p.
Yiannis Kypri
Company Secretary

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed during the period 1 October 2006 to 3 November 2006 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Description of Documents Made Public, Publicly Filed or Distributed Since 1 October 2006 to 3 November 2006

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
5 October 2006	Bank of Cyprus to enter the FTSE ATHEX 20
12 October 2006	Date of release of financial results for the 9 months ended 30/9/2006
12 October 2006	Changes in the composition of Board Committees
16 October 2006	Comments on press articles in the Greek press
20 October 2006	Introduction for trading of new shares which have resulted from the exercise of Share Options
30 October 2006	Change in the time of announcement of 3Q2006 results
30 October 2006	Payment of interest on Capital Securities
3 November 2006	Group Financial Results for the Nine Months ended 30 September 2006
3 November 2006	Payment of an Interim Dividend for the year 2006

II. Financial Results

Day/Mth/Year	Announcement
03 November 2006	Financial Data and Information for the Nine Months ended 30/9/2006 (in Euros)
03 November 2006	Financial Statements for 9 months to 30/9/2006 (in Cyprus Pounds)

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
	None

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
03 November 2006	Presentation of the Group Financial Results for the Nine months ended 30 September 2006

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
11 October 2006	Allotment of Shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price	Total (see Note 2)
10 October 2006	KANARIS PANAYIOTIS	Exercise of share options	CSE	2.500	3,2600	8.150,00
11 October 2006	EMPLOYEES PROVIDENT FUND	SELL	CSE	10.000	4,8000	48.000,00
12 October 2006	KERMIA EMPLOYEES PROVIDENT FUND	SELL	CSE	10.000	4,9500	49.500,00
19 October 2006	MANAGERS PROVIDENT FUND OF P.M.TSERIOTIS LTD	SELL	CSE	10.000	5,0000	50.000,00
23 October 2006	EMPLOYEES PROVIDENT FUND	SELL	CSE	126.357	5,0601	639.379,06
24 October 2006	EMPLOYEES PROVIDENT FUND	SELL	CSE	90.000	5,0644	455.796,00

Note 1:

CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2:

£ Cyprus Pounds
€ Euro

Press Releases

Rule 12g3-2(b) File No.082-34996


Bank of Cyprus Group

Announcement

BANK OF CYPRUS
TO ENTER THE FTSE ATHEX 20 on 9 October 2006

Nicosia, 5 October 2006

Bank of Cyprus will enter the FTSE ATHEX 20 index on 9 October 2006. It will be the 10th largest company in terms of capitalisation and it will have the seventh largest weight of all the index constituents, which is estimated at 6,26% based on data as of 4 October 2006.

The FTSE ATHEX 20 constituent changes follow a decision reached yesterday by the Board of Directors of the Athens Exchange.

The above development is very positive for Bank of Cyprus, which will constitute an important part of FTSE ATHEX 20, which is a significant reference index for investments on the Athens Exchange.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13.22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1.42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com


Bank of Cyprus Group

Announcement

DATE OF RELEASE OF FINANCIAL RESULTS for the nine months ended 30 September 2006

Nicosia, 12 October 2006

The Board of Directors of Bank of Cyprus Public Company Ltd will convene on Friday **3 November 2006** to examine the Bank of Cyprus Group financial results for the nine months ended 30 September 2006 and the possible payment of an interim dividend.

On the same day (after stock market close), the financial results will be announced to the Stock Exchange and the Press.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com



Announcement

CHANGES IN THE COMPOSITION OF BOARD COMMITTEES

Nicosia, 12 October 2006

At its meeting held today, the Board of Directors of Bank of Cyprus Public Company Ltd has decided some changes in the composition of Board Committees.

The composition of Board Committees is as of today as follows:

Audit Committee
Anna Diogenous (Chairman)
Christos S. Pantzaris
Costas Z. Severis
Andreas J. Jacovides
Manthos Mavrommatis

Nominations Committee
George M. Georgiades (Chairman)
Andreas Artemis
Christos S. Pantzaris
Theodoros Aristodemou
Evdokimos Xenophontos
Christos Mouskis

Remuneration Committee
Andreas Pittas (Chairman)
Dimitris P. Ioannou
Christakis G. Christofides
Andreas J. Jacovides
Manthos Mavrommatis

Risk Committee
Evdokimos Xenophontos (Chairman)
Eleftherios Ioannou
Vassilis G. Rologis
Christakis G. Christofides
Anna Diogenous
Andreas Eliades

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com


Bank of Cyprus Group

Announcement

COMMENTS ON PRESS ARTICLES IN THE GREEK PRESS

Nicosia, 16 October 2006

Following a letter we have received from the Athens Exchange to comment on press articles in two Greek newspapers published on 13 October regarding the Group profit and the amount of the interim dividend we state the following:

- The Bank of Cyprus Group announced on 27 July 2006 that «...the Group profit after tax for the full year of 2006 is expected to reach C£160 mn (€278 mn)».

- The Bank of Cyprus Group announced on 12 October 2006 that «...the Board of Directors of Bank of Cyprus Public Company Ltd will convene on Friday 3 November 2006 to examine the possible payment of an interim dividend».
  It is noted that the decision to pay an interim dividend or not and the amount of such a dividend (if it is decided that it will be paid) will be taken at the specific forthcoming meeting of the Board of Directors.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com



Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 20 October 2006

On Tuesday, 24 October 2006, 406.147 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange resulting from the recent increase in the share capital by £203.073,50 (€352.130). The new shares to be introduced have resulted from the exercise of 406.147 Share Options on 30 September 2006 by 608 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,26 (€5,67) per new share, according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 19 January 2001 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£274.970.237,00 divided into 549:940.474 ordinary shares, of a nominal value of C£0,50 (€0,8423) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meeting on 12 October 2006 and 19 October 2006 respectively.

As of 24 October 2006, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1.42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website



Announcement

CHANGE IN THE TIME OF RELEASE OF FINANCIAL RESULTS for the nine months ended 30 September 2006

Nicosia, 30 October 2006

Following the announcement of the Bank of Cyprus Group dated 12 October 2006 in relation to the date of announcement of the Group financial results for the nine months ended 30 September 2006, the investing public is informed that the time at which the results will be released has changed. The results will be announced **prior** to the opening of the Athens Exchange and the Cyprus Stock Exchange on Friday 3 November 2006.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com


Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 30 October 2006

The investing public is informed that the interest for the quarter 20/08/2006-19/11/2006 on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd will be paid on **20th November 2006.**

Those eligible to the interest payment will be the holders of the above mentioned Capital Securities after the market close of the Cyprus Stock Exchange (CSE) on the **6th November 2006**. The ex-interest date will be **7th November 2006.**

The interest rate on the Capital Securities Series A and Series B for the quarter 20/08/2006-19/11/2006 is 5,25%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13.22bn (€23.00bn) and the Group's Shareholders' Funds were C£818mn (€1.42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com


Bank of Cyprus Group

Announcement

Group Financial Results for the Nine Months ended 30 September 2006

- Spectacular increase of 158% in profit after tax
- Expected outperformance of profit target of C£160 mn (€277 mn) for 2006
- Significant improvement to 6,6% from 9,3% of the ratio of non-performing loans to total loans
- Interim dividend of 7 cent (approximately €0,12 [3]) per share

Nicosia, 3 November 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Summary of Results

Group profit after tax for the 9 months ended 30 September 2006 (9M06) recorded an increase of 158% compared to the corresponding prior year period. The improvement in all of the Group's profitability indicators continues to be significant. The development of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement.

The improvement in the Group's loan portfolio and quality indicators is remarkable. Specifically, the ratio of non-performing loans to total loans has improved from 9,3% at 1 January 2006 to 6,6% at 30 September 2006.

The Board of Directors of the Bank, taking into consideration the results to date and the expected profitability for the whole year, has decided to pay an interim dividend of 7 cent (approximately €0,12 [3]) per share.

Table 1

Group Financial Highlights				
in C£ mn	**Change**	**9M06**	**9M05**	Year 2005
Profit before provisions	+58%	204	129	182
Profit before tax	+149%	154	62	91
Profit after tax	+158%	130	50	72
Earnings per Share	+136%	23,8 cent	10,1 cent	14,4 cent
Cost/Income	-10,9 p.p.*	46,9%	57,8%	56,7%
Return on Equity	+9,9 p.p.*	21,2%	11,3%	11,9%

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for the 9 month period ended 30 September 2006 reached C£130 mn (€226 mn) compared to C£50 mn (€87 mn) for the corresponding prior year period, recording an increase of 158%.

- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 9,9 percentage points compared to the corresponding 2005 period, reaching 21,2%.

- Profit before provisions reached C£204 mn (€353 mn), recording an annual increase of 58%.

- The cost to income ratio improved to 46,9% compared to 57,8% for the corresponding period last year.

- The above results reflect:

  - The positive effect of the steps taken for:
    - Improvement of income (27% increase in net interest income, 11% increase in fee and commission income and 14% increase in income from insurance operations).
    - Containment of the rate of increase of expenses to 2% compared to the rate of increase of deposits and loans of 17% and 19%, respectively.
    - Increase of loans (annual increase of 19%).

  - The increase by C£9 mn (€16 mn) in the profit from sale and change in fair value of financial instruments.

- The profitability improvement in the Group's Cyprus operations is remarkable:
    - 80% increase in profit before provisions to C£134 mn (€232 mn).
    - 269% increase in profit after tax to C£100 mn (€174 mn).

- The contribution of the Greek operations, which registered significant increase in their profitability, to Group profitability continues to be noteworthy:
  - 36% increase in profit before provisions to C£64 mn (€110 mn).
  - 43% increase in profit after tax to C£26 mn (€44 mn).

- The increase in the Group net interest margin to 2,76% for 9M06 from 2,60% for the corresponding prior year period is noteworthy.

Graph 1



Evolution of indicators
Return on equity (%)
7,1
11,9
21,2
2004
2005
9M 2006
Provision charge/ Loans (%)
1,3
1,2
0,8
2004
2005
9M 2006
Cost / Income (%)
62,3
56,7
46,9
2004
2005
9M 2006

Graph 2



Evolution of income and expenses (in C£ mn)
400
350
300
250
200
150
100
50
0
268
305
384
Income
165
176
180
Expenses
9M 2004
9M 2005
9M 2006

Graph 3

Evolution of non performing loans (NPLs)


NPLs/Total loans
2006
9,3%
8,6%
8,1%
6,6%
01.01
31.03
30.06
30.09

Coverage of non performing loans (NPLs)


Provisions/NPLs (%)
2006
43%
47%
50%
60%
01.01
31.03
30.06
30.09

B. Prospects for 2006

Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, it is expected that the Group profit after tax for the full year of 2006 will exceed the target of C£160 mn (€277 mn) which was set and announced on 27 July 2006.

The target to improve the ratio of non-performing loans to total loans to below 7,5%, compared to 9,3% as at 1 January 2006 has already been achieved. Specifically, the ratio of non-performing loans to total loans improved to 6,6% at 30 September 2006.

C. Financial Footings

Table 2

Analysis of Financial Footings by Geographic Sector								
in C£ mn	Group		Cyprus		Greece		Other countries	
	annual ±%	30.9.06	annual ±%	30.9.06	annual ±%	30.9.06	annual ±%	30.9.06
Deposits	+17%	11.391	+21%	6.431	+14%	4.221	+10%	739
Contribution				*57%*		*37%*		*6%*
Loans	+19%	8.313	+19%	3.942	+22%	3.586	+11%	785
Contribution				*48%*		*43%*		*9%*

C.1 Group Loans

The Group's loans reached C£8,31 bn (€14,42 bn) at 30 September 2006, recording an annual increase of 19%.

C.1.1 Loans in Cyprus

The Group has significantly strengthened its presence in the retail lending sector in Cyprus. As such, the market share of the Bank in total banking system advances, including credit cooperatives, increased to 26,3% in August 2006 (latest published figures) compared to 24,8% in August 2005.

In Cyprus, the Group's total loans at 30 September 2006 amounted to C£3,94 bn (€6,84 bn), recording an annual increase of 19%.

C.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 22%. The Group's loan portfolio in Greece increased to C£3,59 bn (€6,22 bn) at 30 September 2006.

As of end-July 2006, the Group's market share of loans in Greece was maintained at the levels of 3,6%.

The Group's dynamic expansion in lending in Greece focused mainly on housing and consumer loans. The balance of housing and consumer loans at 30 September 2006 increased by 34% and 31%, respectively, compared to 30 September 2005.

C.1.3 Loans in Other Countries

At 30 September 2006, Group loans in the United Kingdom and Australia increased by 13% and 2%, reaching C£636 mn (€1,10 bn) and C£149 mn (€259 mn), respectively.

C.1.4 Loans by Customer Sector

The breakdown of the Group's loan portfolio in Cyprus and Greece into the three customer sectors is shown below and indicates the success of the group in further penetrating into the retail sector:

Table 3

Analysis of Loans by Customer Sector				
% of total loans	Cyprus		Greece	
	30.9.06	31.12.05	**30.9.06**	31.12.05
Corporate	45,9%	48,7%	25,4%	26,1%
Small and Medium-sized Enterprises (SMEs)	16,9%	16,4%	44,1%	45,5%
Retail	37,2%	34,9%	30,5%	28,4%
Total	100,0%	100,0%	100,0%	100,0%

C.1.5 Non-Performing Loans ("NPLs")

During the first 9 months of 2006 the Group has managed to improve the quality of its loan portfolio, due to:

- Collections of overdue amounts.
- Lower inflow of new NPLs as a result of improved credit risk control systems implemented by the Group in the past two years.
- Increase in tangible collateral.

Group NPLs declined in absolute numbers, despite the introduction as of 1 January 2006 of new stricter rules issued by the Central Bank of Cyprus regarding the definition of non-performing loans. Specifically, the definition has been revised to include all loans in arrear for longer than three months (instead of six months as per the superseded rules). In addition, the NPL classification is applied to all other loans of the customers who have a specific facility classified as non-performing. Using the revised definition, Group NPLs declined from C£676 mn (€1,17 bn) at 1 January 2006 to C£542 mn (€939 mn) at 30 September 2006. The ratio of NPLs to total loans at 30 September 2006 was 6,6% compared to 9,3% at 1 January 2006.

The ratio of coverage of NPLs by provisions increased to 60% at 30 September 2006, compared to 43% at 1 January 2006. The remaining balance of NPLs is covered by tangible collateral.

The vast majority of non-performing loans relate to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts.

The efforts to reduce non performing loans will be strengthened if the enactment and implementation of improved procedures, which would expedite the foreclosure of property collateral, takes place in Cyprus.

The quality of the loan portfolio in Greece continues its further improvement, both in terms of reduction in the absolute amount of NPLs as well as the NPL ratio. Using the stricter definition mentioned earlier, the Group's NPLs in Greece at 30 September 2006 accounted for 4,6% of total loans, compared to 5,9% at 1 January 2006.

C.2 Deposits

The Group's total deposits at 30 September 2006 reached C£11,39 bn (€19,75 bn), recording a 17% annual increase.

C.2.1 Deposits in Cyprus

The increase in Group deposits in Cyprus during the past year was significant (21%), especially deposits in foreign currency. Total Group deposits in Cyprus at 30 September 2006 amounted to C£6,43 bn (€11,15 bn). At 30 August 2006 (latest available data), the Bank's market share of total banking system deposits in Cyprus, including credit cooperatives, amounted to 29,8%, compared to 29,5% in August 2005.

C.2.2 Deposits in Greece

The annual rate of increase in Group deposits in Greece reached 14%, with total deposits amounting to C£4,22 bn (€7,32 bn) at 30 September 2006 and the market share maintained at the level of 3,7% based on the latest published figures (July 2006).

C.2.3 Deposits in Other Countries

At 30 September 2006, the Group's deposits in the United Kingdom and Australia reached C£614 mn (€1,07bn) and C£125 mn (€217 mn), recording an annual increase of 9% and 12%, respectively.

C.3 Capital Base and Capital Adequacy

Table 4

Capital Adequacy Composition		
in C£ mn	**30.09.06**	31.12.05
Tier 1 Capital	798	727
- Core Tier 1 Capital	*704*	*636*
Tier 2 Capital	270	321
Total Capital	1.068	1.048
Risk-weighted Assets	8.285	7.457
Capital Adequacy Ratio	12,9%	14,1%
- Core Tier 1 Ratio	*8,5%*	*8,5%*
- Tier 1 Ratio	*9,6%*	*9,8%*
- Tier 2 Ratio	*3,3%*	*4,3%*

At 30 September 2006, the Group shareholders' funds amounted to C£876 mn (€1,52 bn) and the Group capital adequacy ratio stood at 12,9%.

D. Analysis of 9M06 Results

D.1 Net Interest Income and Net Interest Margin

Net interest income reached C£258 mn (€447 mn), recording an annual increase of 27%. The increase is primarily attributable to the significant increase in the Group's footings in Greece and Cyprus, as well as to the improvement in the net interest margin (NIM) of the Group's operations in Greece.

The Group net interest margin for 9M06 was 2,76%, compared to 2,60% for the year 2005 and the corresponding prior year period. As it has already been mentioned, the improvement is mainly the result of the increase in the NIM of the Group's operations in Greece from 2,76% for the first 9 months of 2005 to 3,12% for the first 9 months of 2006 despite the increased competition. The improvement has been achieved in a market in which NIM has been declining. This development is mainly attributable to the cost of deposits of the Group's Greek operations, which has improved by 59 basis points in the past year compared to the Euribor reference rate, with a parallel increase in deposits of 14%, as well as to the increase in the loans to deposits ratio to 85% from 79% a year ago.

The net interest margin in Cyprus was contained at 2,32% for 9M06 compared to 2,27% for the year 2005 and 2,32% for the corresponding prior year period. The net interest margin in Cyprus is adversely affected by the low margin earned on foreign currency deposits in Cyprus which are imposed to a high (75%) liquidity requirement by the Central Bank of Cyprus. The foreign currency deposits amount to 57% of the total deposits of the Group's operations in Cyprus.

D.2 Net Fee and Commission Income

Total net fee and commission income for the first 9M06 reached C£73 mn (€127 mn), recording an annual increase of 11%, primarily as a result of increased income from the Group's operations in Cyprus.

D.3 Income from Insurance Business

The good performance of the Group's insurance operations continued in the first 9 months of 2006. Income from insurance business recorded a 14% annual increase, reaching C£20 mn (€34 mn). Income from insurance business contributed 8% of Group profit before tax and reached C£13 mn (€22 mn), recording an increase of 23%.

The increase in the volume of insurance business was significant, with an increase in new business premiums of 10% in life insurance and 10% in general insurance.

D.4 Net Gains on Sale and Change in Fair Value of Financial Instruments

During 9M06, the Group recorded C£12 mn (€22 mn) net gains on sale and change in fair value of financial instruments. This profit comprises C£7 mn (€13 mn) profit from disposal of financial instruments and C£5 mn (€9 mn) profit from the change in fair value of financial instruments.

D.5 Expenses

The Group's cost containment programme had a positive impact on the Group results. Total expenses for the 9M06 amounted to C£180 mn (€313 mn), with the annual rate of increase being contained to 2% compared to the rate of increase in deposits and loans of 17% and 19%, respectively. As a result of the cost containment, as well as the increased level of income (including the profit on sale and change in fair value of financial instruments), the cost to income ratio of the Group improved to 46,9% for the first 9 months of 2006, compared to 57,8% for the corresponding prior year period.

Staff costs amounted to C£114 mn (€197 mn), recoding an annual increase of 3%, mainly due to the 1% reduction of the cost relating to the Group's Cyprus operations. The decrease was attributed to the reduction in staff numbers in Cyprus by 51 employees since 30 September 2005 and the relatively lower contributions to the staff pension plan, as a result of the notable reduction in the deficit of the plan. Staff costs relating to the Group's Greek operations increased by 16%, as a result of the increase in staff numbers by 6% (to 2.563 employees at 30 September 2006 from 2.418 employees one year ago) to respond to the increased volume of business (22% increase in loans) and to support the twenty new branches opened in the intervening period.

The other (non-staff) operating expenses of the Group recorded an annual increase of 1% and amounted to C£66 mn (€115 mn).

The cost to income ratio of the Group's Cyprus operations improved to 44,8% for first 9 months of 2006 compared to 59,4% for the first 9 months of 2005. The ratio for the Group's Greek operations stands at the satisfactory level of 48,1% (9M05: 53,7%), especially considering the relatively low maturity level of the branch network.

The Group's expenses in the other countries it operates increased by 1%.

D.6 Provisions for Bad and Doubtful Debts

The provision charge for the 9M06 was C£50 mn (€86 mn). The provision charge represents 0,8% (2005: 1,2%) of total Group loans.

The Income and expense analysis as well as the Analysis of results and other financial information by geographic sector is presented in the tables below:

Table 5

Income and Expense Analysis							
In C£ mn	±%	9M 2006	9M 2005	±%	3rd Q06	2nd Q06	1st Q06
Net interest income	+27%	258	202	+11%	95	85	78
Net fee and commission income	+11%	73	66	-5%	24	26	24
Foreign exchange income	+39%	15	11	+23%	6	5	4
Net gains on sale and change in fair value of financial instruments	+273%	12	3	-160%	(6)	10	8
Income from insurance business	+14%	20	18	+14%	7	6	7
Other income	+15%	6	5	+156%	3	1	1
Total income	**+26%**	**384**	**305**	**-3%**	**129**	**133**	**122**
Staff costs	+3%	(114)	(110)	+6%	(39)	(37)	(38)
Other operating expenses	+1%	(66)	(66)	-10%	(21)	(23)	(22)
Total expenses	**+2%**	**(180)**	**(176)**	**0%**	**(60)**	**(60)**	**(60)**
Profit before provisions	**+58%**	**204**	**129**	**-6%**	**69**	**73**	**62**
Provisions for bad and doubtful debts	-26%	(50)	(67)	-1%	(16)	(16)	(18)
Profit before tax	**+149%**	**154**	**62**	**-7%**	**53**	**57**	**44**
Tax	+109%	(24)	(12)	-14%	(8)	(9)	(7)
Profit after tax	**+158%**	**130**	**50**	**-6%**	**45**	**48**	**37**
Net interest margin (NIM)	+16 b.p*	2,76%	2,60%	+11 b.p*	2,90%	2,79%	2,64%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in C£ mn	Cyprus			Greece			Other countries		
	±%	9M06	9M05	±%	9M06	9M05	±%	9M06	9M05
Net interest income	+35%	143	106	+24%	101	81	-7%	14	16
Net fee and commission income	+14%	52	45	+3%	17	17	+9%	5	4
Foreign exchange income	+53%	13	8	-18%	1	2	-3%	0	0
Net gains on sale and change in fair value of financial instruments	+192%	12	4	+198%	1	(1)	-15%	0	0
Income from insurance business	+11%	18	16	+58%	2	1	-	-	-
Other income	+46%	5	4	-48%	1	2	-94%	0	0
Total income	**+32%**	**243**	**183**	**+21%**	**123**	**102**	**-5%**	**19**	**20**
Staff costs	-1%	(75)	(75)	+16%	(31)	(27)	0%	(8)	(8)
Other operating expenses	0%	(34)	(34)	+1%	(28)	(28)	+4%	(5)	(5)
Total expenses	**0%**	**(109)**	**(109)**	**+8%**	**(59)**	**(55)**	**+1%**	**(13)**	**(13)**
Profit before provisions	**+80%**	**134**	**74**	**+36%**	**64**	**47**	**-16%**	**6**	**7**
Contribution		*66%*	*58%*		*31%*	*36%*		*3%*	*6%*
Provisions for bad and doubtful debts	-52%	(21)	(44)	+26%	(28)	(22)	-16%	(1)	(1)
Profit before tax	**+271%**	**113**	**30**	**+44%**	**36**	**25**	**-16%**	**5**	**6**
Contribution		*73%*	*49%*		*23%*	*40%*		*4%*	*11%*
Tax	+283%	(13)	(3)	+46%	(10)	(7)	-9%	(1)	(1)
Profit after tax	**+269%**	**100**	**27**	**+43%**	**26**	**18**	**-17%**	**4**	**5**
Contribution		*77%*	*54%*		*20%*	*36%*		*3%*	*10%*
Number of staff	-2%	3.287	3.338	+6%	2.563	2.416	+2%	309	304
Net interest margin (NIM)	0 b.p.	2,32%	2,32%	+36 b.p.	3,12%	2,76%	-25 b.p.	1,94%	2,19%
Cost/Income ratio	-14,6p.p.	44,8%	59,4%	-5,6 p.p.	48,1%	53,7%	+4,2 p.p.	67,5%	63,3%
Return on equity (ROE)	+22,6 p.p.	33,4%	10,8%	+2,7 p.p.	13,3%	10,6%	-3,6 p.p.	11,3%	14,9%

Notes:

1. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

2. The conversions from Cyprus Pounds (C£) to Euro (€) were made using the exchange rate at 30 September 2006 of €1=C£0,5767.

3. The payment of the dividend in Euros will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

4. The Group's Condensed Consolidated Financial Statements for the nine months ended 30 September 2006, as well as the presentation which will be presented to analysts via teleconference, are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus Telephone: +357 22 842128, Fax: +357 22 378422
   - Website: www.bankofcyprus.com (Inv. Relations)


Bank of Cyprus Group

Announcement

PAYMENT OF AN INTERIM DIVIDEND FOR THE YEAR 2006

Nicosia, 3 November 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

INTERIM DIVIDEND

At its meeting held today, 3 November 2006, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") decided the distribution of an interim dividend for the year 2006 of C£0,07 (approximately €0,12 *) per share.

The share will be trading cum-dividend up to and including Friday, 24 November 2006. The ex-dividend date is Monday, 27 November 2006.

The dividend will be paid to shareholders on Monday, 11 December 2006.

* *The amount of the dividend per share in Euros was calculated based on the exchange rate of €1= C£0,5767. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.*

DIVIDEND REINVESTMENT PLAN

Investors are reminded that the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") is in force. The applicable discount offered under the Plan is 10%. Based on the 10% discount offered, dividends will be reinvested at 90% of the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share is quoted ex-dividend.

Investors can obtain the Terms and Operating Conditions of the Plan and the Application Form for Enrollment or Termination of participation in the Plan ("the Application Form") from:

- the Group's website www.bankofcyprus.com
  select Inv. Relations / BOC Share / Dividend Reinvestment Plan,
- the Group's Shares & Bonds Department in Nicosia, tel. 22 842100,
- the Bank's Custody, Shareholders & Derivatives Clearing Department in Athens, tel. 210 64 77 332

Once an investor enrolls in the Plan, his participation remains in force for all future dividends which will be automatically reinvested on his behalf, unless he requests in writing to withdraw from the Plan or unless the Bank suspends or terminates the Plan.

Investors are reminded that, for their instructions to be valid for the interim dividend for the year 2006 and for all future dividends, the Company must receive their Application Form at least 10 days prior to the ex-dividend date, i.e. by 17 November 2006 in respect of the interim dividend for the year 2006. If their Application Form is not timely received, their instructions will only be effective for future dividend payments.


Bank of Cyprus Group

RECEIVED
2006 NOV 13 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Results

Rule 12g3-2(b) File No.082-34996

FINANCIAL INFORMATION FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 SEPTEMBER 2006

as stipulated by Decision 2/396/31.8.2006 of The Board of Directors of the Greek Capital Markets Commission (expressed in Euro)

The financial information presented below is aiming to provide a general awareness about the financial position and financial results of the Bank of Cyprus Group (the "Group") and the holding company Bank of Cyprus Public Company Ltd (the "Company"). We recommend to the reader, before any investment decision or transaction is performed with the Group, to visit the Group's website where the interim financial statements prepared in accordance with International Financial Reporting Standards are available, together with the auditor's review report if required, and the detailed explanatory statement of results. These documents are also available at the Registered Office of the Company (51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, Telephone: +357 22 842128, Fax +357 22 378422). Webpage www.bankofcyprus.com - Investor Relations / Financial Information. Date of approval of the nine month interim Condensed Financial Statements by the Board of Directors: 3 November 2006

BANK OF CYPRUS GROUP

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine months and the three months ended 30 September 2006

	Notes	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000	Three months ended 30 September 2006 €000	Three months ended 30 September 2005 €000
Turnover		1.208.828	1.003.631	441.634	346.180
Net interest income		447.293	350.889	183.634	121.489
Net fee and commission income		127.084	114.387	41.788	39.718
Foreign exchange income		25.307	18.242	10.353	7.093
Net gains/(losses) on sale and change in fair value of financial instruments		21.550	5.776	(10.674)	6.027
Income from insurance business		34.468	30.201	11.817	9.884
Other income	3	9.977	8.644	5.929	2.101
		665.680	528.139	222.818	186.312
Staff costs		(197.493)	(190.962)	(67.496)	(62.712)
Other operating expenses	4	(115.011)	(114.148)	(38.468)	(40.417)
Profit before provisions		353.185	223.029	116.854	83.183
Provisions for bad and doubtful debts		(85.703)	(115.702)	(26.926)	(42.319)
Profit before tax		267.482	107.327	91.928	40.864
Tax		(41.756)	(19.941)	(13.627)	(7.771)
Profit after tax		225.726	87.386	78.301	33.093
Basic earnings per share (cent)		41.2	17.5	14.2	6.6
Diluted earnings per share (cent)		41.2	17.5	14.2	6.6

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 September 2006

	Notes	30 Sept. 2006 €000	31 Dec 2005 €000
Assets			
Cash and balances with central banks		756.388	1.000.657
Placements with banks		4.702.102	4.470.782
Investments at fair value through profit or loss		388.603	154.900
Loans and other advances to customers		13.818.890	12.110.649
Investments available-for-sale and held-to-maturity		3.620.718	3.373.090
Property and equipment		267.808	276.454
Intangible assets		18.249	18.943
Other assets	5	454.878	331.209
		23.825.698	21.797.093
Life assurance business net assets attributable to policyholders		461.143	401.952
Total assets		24.286.839	22.199.045
Liabilities			
Amounts due to banks		508.606	308.217
Customer deposits and other accounts		19.752.306	18.596.298
Debt securities in issue		681.755	551.788
Other liabilities	6	421.338	387.899
		21.753.485	19.844.202
Life assurance business liabilities to policyholders		461.143	401.952
Subordinated loan stock		553.985	632.185
Equity			
Share capital		478.799	472.790
Reserves		1.041.427	847.916
		1.518.226	1.320.706
Total liabilities and equity		24.286.839	22.199.045
Contingent liabilities and commitments			
Contingent liabilities		1.406.433	1.336.506
Commitments		2.470.347	2.409.775

E. P. Ioannou	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended 30 September 2006

	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000
Total equity, at 1 January	1.320.706	969.504
Profit after tax	225.726	87.386
Exercise of share options	6.974	-
Dividend reinvestment	20.522	7.331
Dividend paid	(66.258)	(32.237)
Net profits recognised directly in equity	19.556	54.137
Total equity, at 30 September	1.518.226	1.086.121

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the nine months ended 30 September 2006

	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000
Net cash flow from operating activities	315.606	1.424.271
Net cash flow used in investing activities	(143.444)	(158.710)
Net cash flow used in financing activities	(127.536)	(44.479)
Net increase in cash and cash equivalents for the nine months	44.626	1.221.082
Cash and cash equivalents		
At 1 January	4.820.706	2.776.371
Exchange adjustments	288	(96)
Net increase in cash and cash equivalents for the nine months	44.626	1.221.082
At 30 September	4.865.615	3.997.357

BANK OF CYPRUS PUBLIC COMPANY LTD

INTERIM CONDENSED INCOME STATEMENT
for the nine months ended 30 September 2006

	Notes	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000	Three months ended 30 September 2006 €000	Three months ended 30 September 2005 €000
Turnover		1.067.798	892.331	388.718	329.302
Net interest income		432.008	322.581	157.032	111.807
Net fee and commission income		113.058	101.340	37.587	34.756
Foreign exchange income		25.352	18.278	10.347	7.093
Dividends from subsidiary companies		-	31.366	-	31.366
Net gains/(losses) on sale and change in fair value of financial instruments		21.452	5.421	(10.493)	5.787
Other income	3	3.412	2.473	2.098	445
		595.275	481.457	197.471	191.254
Staff costs		(181.666)	(171.610)	(62.268)	(56.488)
Other operating expenses	4	(104.515)	(102.661)	(33.156)	(36.424)
Profit before provisions		309.094	207.186	102.047	98.342
Provisions for bad and doubtful debts		(81.422)	(105.931)	(25.670)	(38.652)
Profit before tax		227.672	101.255	76.377	59.690
Tax		(35.236)	(13.201)	(11.300)	(6.016)
Profit after tax		192.436	88.054	65.077	53.674
Basic earnings per share (cent)		35.2	17.8	11.8	10.7
Diluted earnings per share (cent)		35.1	17.8	11.8	10.7

INTERIM CONDENSED BALANCE SHEET
as at 30 September 2006

	Notes	30 Sept. 2006 €000	31 Dec. 2005 €000
Assets			
Cash and balances with central banks		754.333	1.053.191
Placements with banks		4.803.079	4.407.475
Investments at fair value through profit or loss		370.782	138.193
Loans and other advances to customers		12.298.216	10.404.446
Bank accounts of Group companies		1.248.106	1.558.923
Investments available-for-sale and held-to-maturity		3.508.373	3.321.804
Investments in Group companies		354.258	322.646
Property and equipment		221.954	229.176
Intangible assets		18.184	18.234
Other assets	5	319.298	194.609
Total assets		23.830.418	21.649.891
Liabilities			
Amounts due to banks		683.796	305.615
Customer deposits and other accounts		19.320.944	18.205.535
Bank accounts of Group companies		372.551	303.328
Debt securities in issue		681.256	551.288
Other liabilities	6	292.283	241.429
		21.660.604	19.606.595
Subordinated loan stock		553.985	632.185
Equity			
Share capital		478.799	472.790
Reserves		1.041.828	848.321
		1.518.627	1.321.111
Total liabilities and equity		23.830.418	21.649.891
Contingent liabilities and commitments			
Contingent liabilities		1.450.782	1.398.644
Commitments		2.377.622	2.378.438

E. P. Ioannou	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

INFORMATION EXTRACTED FORM THE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY
for the nine months ended 30 September 2006

	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000
Total equity, at 1 January	1.321.111	969.910
Profit after tax	192.436	88.054
Exercise of share options	6.974	-
Dividend reinvestment	20.522	7.331
Dividend paid	(66.258)	(32.237)
Net profits recognised directly in equity	42.400	53.466
Transfer of reserves of subsidiary companies following their merger with the holding company	1.433	-
Total equity, at 30 September	1.518.627	1.086.524

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CASH FLOW STATEMENT
for the nine months ended 30 September 2006

	Nine months ended 30 September 2006 €000	Nine months ended 30 September 2005 €000
Net cash flow from operating activities	302.303	1.447.904
Net cash flow used in investing activities	(135.835)	(155.621)
Net cash flow used in financing activities	(127.536)	(44.479)
Net increase in cash and cash equivalents for the nine months	38.932	1.247.804
Cash and cash equivalents		
At 1 January	4.790.288	2.704.183
Exchange adjustments	75	(163)
Net increase in cash and cash equivalents for the nine months	38.932	1.247.804
At 30 September	4.829.295	3.951.824

NOTES:

1. The Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) (IAS 34 Interim Financial Reporting). The financial statements are presented in Cyprus pounds (C£). For information purposes, extracts from the Interim Condensed Financial Statements of the Group and the Company are presented in this announcement in Euro. The translation from Cyprus Pounds to Euro for information relating to the current period as well as prior periods presented, was carried out using the average Euro-Cyprus Pound exchange rate as at 30 September 2006, which was €1 = C£0,5767.
2. The accounting policies that have been followed for the preparation of the Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2006 are consistent with those followed for the preparation of the financial statements for year 2005, except for the adoption by the Group of the following new and amended IFRSs as of 1 January 2006: IAS 19 (amended), IAS 39 (amended), IFRS 4 (amended), IFRS 1 (amended), IFRS 6 (amended), IFRIC Interpretations 4, 5 and 6 and IAS 21 (amended).
3. Other income for the nine months ended 30 September 2006 includes dividend income of €1.168 thousand (corresponding period of 2005: €564 thousand) for the Group and €922 thousand (corresponding period of 2005: €387 thousand) for the Company. The dividend income for the three months ended 30 September 2006 amounts to €1.013 thousand (corresponding period of 2005: €368 thousand) for the Group and €813 thousand (corresponding period of 2005: €297 thousand) for the Company
4. Other operating expenses for the nine months ended 30 September 2006 include depreciation of property and equipment and amortisation of intangible assets of €24 238 thousand (corresponding period of 2005: €25 476 thousand) for the Group and €22.755 thousand (corresponding period of 2005: €23.225 thousand) for the Company. The depreciation and amortisation for the three months ended 30 September 2006 amount to €8.079 thousand (corresponding period of 2005: €8 342 thousand) for the Group and €7.562 thousand (corresponding period of 2005: €7 583 thousand) for the Company
5. Other assets as at 30 September 2006 include the positive fair value of derivative financial instruments of €28.559 thousand (31 December 2005: €14 289 thousand) for the Group and the Company
6. Other liabilities as at 30 September 2006 for the Group and the Company include the negative fair value of derivative financial instruments of €15.095 thousand (31 December 2005: €21.862 thousand) and provisions for pending litigation or claims of €3.511 thousand (31 December 2005: €3.511 thousand).
7. The number of persons employed by the Group as at 30 September 2006 was 6.159 (30 September 2005: 6.060) and by the Company was 5.625 (30 September 2005: 5.416).
8. The Interim Condensed Consolidated Financial Statements of the Group as at 30 September 2006 include the following companies, by country of incorporation: Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd. Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd). United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd) and Old Company (BCL) Ltd. Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd. Australia: Bank of Cyprus Australia Pty Ltd. Ireland: BOC International Fund Management Ltd. All companies are wholly owned subsidiaries of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. During 2005, the Group decided to terminate the activities of BOC International Fund Management Ltd, in the context of its restructuring programme in order to achieve synergies and has started the dissolution process. On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries. There was no other change in the companies that were consolidated or in the method of consolidation compared to 30 September and 31 December 2005.
9. The Board of Directors of the Company has approved the payment of an interim dividend for year 2006 of C£0,07 (approximately 12 cent) per share, amounting to €66.761 thousand which will paid to shareholders on 11 December 2006. The ex-interim dividend date has been set as 27 November 2006. The interim dividend is not recognised as a liability in the financial statements until its payment to the shareholders. During year 2005, no interim dividend was paid. The Annual General Meeting of shareholders held on 30 May 2006 approved the payment of a dividend of C£0,07 (12 cent) per share. The total dividend amounted to €66.258 thousand and was paid to shareholders on 27 June 2005. During 2005, dividend amounting to €32 237 thousand (C£0,04 (7 cent) per share) was paid
10. There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 September 2006.
11. The Group's provision for pending litigation or claims as at 30 September 2006 is set out in Note 6. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.
12. Related party transactions: (a)Loans and other advances to members of the Board of Directors and key management personnel of €8 705 thousand for the Group and the Company, (b)Loans and other advances to other connected persons of €135.022 thousand for the Group and €1.375.127 thousand for the Company, (c)Contingent liabilities and commitments (mainly documentary credits, guarantees and commitments to lend) of €77.930 thousand for the Group and the Company, (d)Tangible security of €218 179 thousand for the Group and the Company, (e)Deposits by members of the Board of Directors and key management personnel of €4 795 thousand for the Group and the Company, (f)Deposits by other connected persons of €23.553 thousand for the Group and €396.104 for the Company, (g)Sales (interest income) of €8.312 thousand for the Group and €55 641 thousand for the Company, (h)Purchases (interest expense) of €361 thousand for the Group and €9 972 thousand for the Company, (i)Remuneration and other transactions of members of the Board of Directors, key management personnel and connected persons of €3 720 thousand for the Group and €4 890 thousand for the Company.

(*) The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement


Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements
for the nine months ended **30 September 2006**

Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements

for the nine months ended 30 September 2006

Contents	Page

Bank of Cyprus Group

Interim Condensed Consolidated Income Statement

for the nine months ended 30 September 2006

		Nine months ended 30 Sept.		Year ended 31 Dec.
		2006	*2005*	*2005*
	Notes	***C£000***	*C£000*	*C£000*
Turnover	5	**697.708**	578.794	797.255
Net interest income		**257.954**	202.358	279.766
Net fee and commission income		**73.243**	65.967	89.704
Foreign exchange income		**14.646**	10.520	14.493
Net gains on sale and change in fair value of financial instruments		**12.428**	3.331	6.022
Income from insurance business		**19.878**	17.417	23.375
Other income	6	**5.754**	4.985	5.882
		383.903	304.578	419.242
Staff costs		**(113.894)**	(110.128)	(151.331)
Other operating expenses	7	**(66.327)**	(65.829)	(86.266)
Profit before provisions		**203.682**	128.621	181.645
Provisions for bad and doubtful debts		**(49.425)**	(66.725)	(91.087)
Profit before tax		**154.257**	61.896	90.558
Tax		**(24.081)**	(11.500)	(18.141)
Profit after tax		**130.176**	50.396	72.417
Basic earnings per share (cent)	8	**23,8**	10,1	14,4
Diluted earnings per share (cent)	8	**23,7**	10,1	14,4


Bank of Cyprus Group

Bank of Cyprus Group

Interim Condensed Consolidated Income Statement

for the three months from 1 July to 30 September 2006

		Three months ended 30 Sept.	
		2006	*2005*
	Notes	***C£000***	*C£000*
Turnover		**254.520**	199.642
Net interest income		**94.368**	70.063
Net fee and commission income		**24.087**	22.905
Foreign exchange income		**5.970**	4.090
Net (losses)/gains on sale and change in fair value of financial instruments		**(6.156)**	3.476
Income from insurance business		**6.815**	5.700
Other income	6	**3.415**	1.212
		128.499	107.446
Staff costs		**(38.925)**	(36.166)
Other operating expenses	7	**(21.031)**	(23.309)
Profit before provisions		**68.543**	47.971
Provisions for bad and doubtful debts		**(15.528)**	(24.405)
Profit before tax		**53.015**	23.566
Tax		**(7.859)**	(4.481)
Profit after tax		**45.156**	19.085
Basic earnings per share (cent)		**8,2**	3,8
Diluted earnings per share (cent)		**8,1**	3,8


Bank of Cyprus Group

Bank of Cyprus Group
Interim Condensed Consolidated Balance Sheet

as at 30 September 2006

	Notes	30 Sept. 2006 C£000	31 Dec. 2005 C£000
Assets			
Cash and balances with central banks		**436.209**	611.681
Placements with banks		**2.711.737**	2.578.300
Investments at fair value through profit or loss		**222.954**	89.331
Loans and other advances to customers	9	**7.854.014**	6.984.211
Investments available-for-sale and held-to-maturity		**2.088.068**	1.945.261
Property and equipment	10	**154.445**	159.664
Intangible assets	10	**10.524**	10.927
Other assets	11	**262.328**	191.008
		13.740.279	12.570.383
Life assurance business net assets attributable to policyholders		**265.941**	231.806
Total assets		**14.006.220**	12.802.189
Liabilities			
Amounts due to banks		**344.870**	177.749
Customer deposits and other accounts		**11.391.201**	10.724.485
Debt securities in issue	12	**566.178**	318.216
Other liabilities	13	**242.986**	223.701
		12.545.235	11.444.151
Life assurance business liabilities to policyholders		**265.941**	231.806
Subordinated loan stock	14	**319.483**	364.581
Equity			
Share capital	15	**274.970**	272.658
Reserves		**600.591**	488.993
		875.561	761.651
Total liabilities and equity		**14.006.220**	12.802.189
Contingent liabilities and commitments			
Contingent liabilities		**811.090**	770.809
Commitments		**1.396.010**	1.389.717

E. P. Ioannou	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

Bank of Cyprus Group

Interim Condensed Consolidated Statement of Changes in Equity

for the nine months ended 30 September 2006

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains from change in fair value of available-for-sale investments	-	-	12.375	-	-	12.375
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(1.182)	-	-	(1.182)
Deferred tax	-	-	898	-	-	898
Exchange adjustments	-	-	-	161	-	161
Increase in value of life assurance policies in force	-	-	2.775	-	(2.775)	-
Transfer of realised profits on disposal of property	-	-	(578)	-	578	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(6.164)	-	-	(6.164)
Profit/(loss) recognised directly in equity	-	-	8.124	161	(2.197)	6.088
Profit after tax for the period	-	-	-	-	130.176	130.176
Total profit for the period	-	-	8.124	161	127.979	136.264
Dividend paid (Note 16)	-	-	-	-	(38.211)	(38.211)
Dividend reinvestment	1.695	10.140	-	-	-	11.835
Exercise of share options	617	3.405	-	-	-	4.022
At 30 September 2006	**274.970**	**324.944**	**104.043**	**(2.737)**	**174.341**	**875.561**

Bank of Cyprus Group

Interim Condensed Consolidated Statement of Changes in Equity

for the nine months ended 30 September 2005

	Share capital C£000	Share premium C£000	Revaluation reserves and other reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2005	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from change in fair value of available-for-sale investments	-	-	30.060	-	-	30.060
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.256	-	-	1.256
Exchange adjustments	-	-	-	(55)	-	(55)
Increase in value of life assurance policies in force	-	-	1.202	-	(1.202)	-
Transfer of realised profits on disposal of property	-	-	(148)	-	148	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(4.084)	-	-	(4.084)
Profit/(loss) recognised directly in equity	-	-	32.329	(55)	(1.054)	31.220
Profit after tax for the period	-	-	-	-	50.396	50.396
Total profit for the period	-	-	32.329	(55)	49.342	81.616
Dividend paid (Note 16)	-	-	-	-	(18.591)	(18.591)
Dividend reinvestment	1.321	2.907	-	-	-	4.228
At 30 September 2005	**233.706**	**241.862**	**89.247**	**(2.883)**	**64.434**	**626.366**

Bank of Cyprus Group

Interim Condensed Consolidated Cash Flow Statement

for the nine months ended 30 September 2006

		Nine months ended 30 Sept.	
		2006	2005
	Notes	***C£000***	*C£000*
Net cash flow from operating activities			
Profit before tax		**154.257**	61.896
Provisions for bad and doubtful debts		**49.425**	66.725
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums		**16.136**	15.482
Income from investments and disposal of property, equipment and intangible assets less interest on subordinated loan stock		**(55.139)**	(50.802)
		164.679	93.301
Net increase in loans and other advances to customers and other accounts		**(1.058.858)**	(704.480)
Net increase in customer deposits and other accounts		**1.094.311**	1.447.845
		200.132	836.666
Tax paid		**(18.122)**	(15.289)
Net cash flow from operating activities		**182.010**	821.377
Net cash flow used in investing activities		**(82.724)**	(91.528)
Net cash flow used in financing activities		**(73.550)**	(25.651)
Net increase in cash and cash equivalents for the nine months		**25.736**	704.198
Cash and cash equivalents			
At 1 January		**2.780.103**	1.601.133
Exchange adjustments		**161**	(55)
Net increase in cash and cash equivalents for the nine months		**25.736**	704.198
At 30 September	17	**2.806.000**	2.305.276



1. Corporate information

The Interim Condensed Consolidated Financial Statements include the financial statements of Bank of Cyprus Public Company Ltd (the 'Company') and all its subsidiaries, which together are referred to as the 'Group', and were authorised for issue by a resolution of the Board of Directors on 3 November 2006.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the period continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated as a limited liability company in 1930 and is considered a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. Unaudited financial statements

The Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2006 have not been audited by the Group's external auditors.

3. Basis of preparation

The Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) (IAS 34: Interim Financial Reporting).

All IFRSs issued by the IASB and effective at the time of preparing these Interim Condensed Consolidated Financial Statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of IAS 39: Financial Instruments: recognition and measurement, relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these Interim Condensed Consolidated Financial Statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required for the annual financial statements and should be read in conjunction with the audited Consolidated Financial Statements for the year ended 31 December 2005.

The Interim Condensed Consolidated Financial Statements are presented in Cyprus pounds (C£).

4. Significant accounting policies

The accounting policies that have been followed for the preparation of the Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2006 are consistent with those followed for the preparation of the financial statements for year 2005, except for the adoption by the Group of the new and amended IFRSs as of 1 January 2006, as stated below. It is noted that as of 1 January 2006, the Group has adopted the stricter regulations issued by the Central Bank of Cyprus regarding suspension of income. According to the new regulations, income is suspended on all loans and advances that are more than three months in arrear (six months until 31 December 2005) and are not fully secured. Income is suspended on all the loans and advances of customers who have a specific facility to which the aforementioned criteria apply.

4. Significant accounting policies *(continued)*

Adoption of new and amended IFRSs
As of 1 January 2006, the following new and amended IFRSs came into force.

IAS 19 (amended): Employee benefits
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses on defined benefit plans. The Group has not changed its accounting policy regarding the recognition of actuarial gains and losses. Adoption of this amendment will affect the format and extent of disclosures presented in the Group's annual financial statements.

IAS 39 (amended): Cash flow hedge accounting of forecast intra-group transactions
The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and (b) the foreign currency risk will affect the consolidated income statement. The Group does not currently have any intra-group transactions that could qualify as hedged items in the consolidated financial statements.

IAS 39 and IFRS 4 (amended): Financial guarantee contracts
This amendment requires issued financial guarantees (other than those previously asserted by the Group to be insurance contracts) to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of the amendment did not have a material effect on the results and financial statements of the Group.

IFRS 1 (amended): First-time adoption of International Financial Reporting Standards and IFRS 6 (amended): Exploration for and evaluation of mineral recourses
The amendments are not relevant to the activities of the Group.

IFRIC Interpretation 4: Determining whether an arrangement contains a lease
The Interpretation specifies criteria for the determination of whether an agreement is or contains a lease and specifies the circumstances under which agreements that do not have the legal nature of a lease should be recognised according to IAS 17 'Leases'. The adoption of the Interpretation did not have a material effect on the financial statements of the Group.

IFRIC Interpretation 5: Right to interest arising from decommissioning, restoration and environmental rehabilitation funds and IFRIC Interpretation 6: Liabilities arising from participating in a specific market - waste electrical and electronic equipment
The Interpretations are not relevant to the activities of the Group.

IAS 21 (amended): The effects of changes in foreign exchange rates - net investment in a foreign operation
This amendment mainly requires exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in equity irrespective of the currency of the monetary item. The amendment does not have an effect on the financial statements of the Group.

5. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece and (c) other countries, primarily the United Kingdom and Australia.

5. Segmental analysis *(continued)*

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Nine months ended 30 Sept.		*Nine months ended 30 Sept.*		*Nine months ended 30 Sept.*		*Nine months ended 30 Sept.*	
	2006 C£000	2005 C£000	**2006 C£000**	2005 C£000	**2006 C£000**	2005 C£000	**2006 C£000**	2005 C£000
Turnover	**636.010**	523.676	**54.323**	49.807	**7.375**	5.311	**697.708**	578.794
Profit before tax	**138.808**	49.350	**12.555**	10.184	**2.894**	2.362	**154.257**	61.896

6. Other income

Other income for the nine months ended 30 September 2006 includes dividend income of C£685 thousand (corresponding period of 2005: C£325 thousand) and for the three months ended 30 September 2006 of C£584 thousand (corresponding period of 2005: C£212 thousand).

7. Other operating expenses

Other operating expenses for the nine months ended 30 September 2006 include depreciation of property and equipment and amortisation of intangible assets of C£13.978 thousand (corresponding period 2005: C£14.692 thousand) and for the three months ended 30 September 2006 of C£4.659 thousand (corresponding period of 2005: C£4.811 thousand).

8. Earnings per share

	Nine months ended 30 Sept.	
	2006	*2005*
Profit after tax (C£ thousand)	**130.176**	50.396
Weighted average number of shares in issue during the period for basic earnings per share (thousand)	**547.405**	499.891
Weighted average number of shares adjusted for the exercise of share options for diluted earnings per share (thousand)	**548.478**	499.891
Basic earnings per share (cent)	**23,8**	10,1
Diluted earnings per share (cent)	**23,7**	10,1

The Group has issued Share Options to its employees, which constitute potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted average number of shares in issue during the period, under the assumption that all potentially dilutive ordinary shares are converted into shares.

8. Earnings per share *(continued)*

The weighted average number of shares for the nine months ended 30 September 2005 has been adjusted to reflect the bonus element of the rights issue of shares in December 2005 and the shares issued under the Dividend Reinvestment Plan arising from the dividend payment, in June 2006.

9. Loans and other advances to customers

	30 Sept. 2006	*31 Dec. 2005*
	C£000	*C£000*
Loans and other advances to customers	**8.313.196**	7.398.021
Provisions for bad and doubtful debts	**(459.182)**	(413.810)
	7.854.014	6.984.211

Provisions for bad and doubtful debts and suspended income

	Provisions	Suspended income	**Total**
	C£000	*C£000*	***C£000***
At 1 January 2006	292.478	121.332	**413.810**
Exchange adjustments	580	(4)	**576**
Applied in writing off advances	(22.557)	(6.789)	**(29.346)**
Suspended income less collections	-	20.898	**20.898**
Collections of loans previously written off	3.819	-	**3.819**
Charge for the period	49.425	-	**49.425**
At 30 September 2006	323.745	135.437	**459.182**

10. Capital expenditure

The total capital expenditure of the Group for the nine months ended 30 September 2006 was C£9.824 thousand (corresponding period 2005: C£16.850 thousand).

11. Other assets

Other assets at 30 September 2006 include the positive fair value of derivative financial instruments of C£16.470 thousand (31 December 2005: C£8.229 thousand).

12. Debt securities in issue

	Interest rate:	*30 Sept. 2006*	*31 Dec. 2005*
		C£000	*C£000*
Senior Debt in Euro (€300 million) 2006/2009	Three-month Euribor plus 0,33%	**172.836**	-
Senior Debt in Euro (€300 million) 2005/2008	Three-month Euribor plus 0,30%	**172.230**	170.038
Senior Debt in Euro (€250 million) 2003/2006	Three-month Euribor plus 0,35%	**140.702**	143.302
Senior Debt in Euro (€5 million) 2003/2006	Three-month Euribor plus 0,40%	-	2.867
Senior Debt in Euro (€3 million) 2003/2008	Three-month Euribor plus 0,45%	**1.730**	1.721
		487.498	317.928
Euro Commercial Paper			
- in Euro	-	**63.220**	-
- in U.S.Dollars	-	**15.172**	-
		78.392	-
Interest-free loan from the European Development Bank	-	**288**	288
		566.178	318.216

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2005: €1.500 million). Under this Programme, the Company issued on 29 June 2006 Senior Debt of €300 million which has a three year term, bears a floating rate of interest set at three-month Euribor plus 0,33% and was issued at the price of €99,942.

On 30 September 2006, the outstanding amount of Senior Debt (€250 million) 2003/2006 and Senior Debt (€300 million) 2005/2008 was €244 million and €299 million respectively (31 December 2005: €250 million and €297 million respectively) as €6 million and €1 million respectively was held by the Company for trading purposes (31 December 2005: nil and €3 million respectively).

The Senior Debt €300 million 2006/2009, €300 million 2005/2008 and €250 million 2003/2006 are listed on the Luxembourg Stock Exchange.

In April 2006 the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme, the Commercial Paper is issued in various currencies at a discount and pays no interest. Each issue has a maturity period up to 364 days and the Commercial Paper will not be listed on any stock exchange. Under this Programme, the Company proceeded with nine issues amounting to €136 million (C£78.392 thousand).

13. Other liabilities

Other liabilities at 30 September 2006 include the negative fair value of derivative financial instruments of C£8.705 thousand (31 December 2005: C£12.608 thousand) and provisions for pending litigation or claims of C£2.025 thousand (31 December 2005: C£2.025 thousand).

14. Subordinated loan stock

	30 Sept. 2006	*31 Dec. 2005*
	C£000	C£000
Subordinated Bonds 2006/2011 in Euro (€275 million)	-	157.625
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.186**	114.422
Capital Securities Series A (C£65 million)	**64.411**	62.781
Capital Securities Series B (C£30 million)	**29.883**	29.753
Subordinated Bonds 2011/2016 in Euro (€200 million)	**111.003**	-
	319.483	364.581

The above have been issued by the Company, are not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 had a floating rate of interest and maturity in June 2011 and were issued in Euro (€275 million) in June 2001. The Company had the option to redeem the bonds in whole on or after 20 June 2006. The Company redeemed the bonds on 20 June 2006. The interest rate of the bonds was the three-month Euribor plus 1,20% until June 2006 and plus 2,40% thereafter. The bonds were listed on the Luxembourg Stock Exchange.

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2005: €1.500 million). Under this Programme, the Company issued in October 2003, €200 million floating rate bonds 2008/2013 in Euro maturing in October 2013. The Company has the option to redeem the bonds during or after October 2008. The interest rate of the bonds is the three-month Euribor plus 1,00% until October 2008 and plus 2,20% thereafter. The issue price of the bonds was 99,766%. The bonds are listed on the Luxembourg Stock Exchange.

On 30 September 2006 the bonds €200 million 2008/2013 outstanding amounted to €198.350 thousand (31 December 2005: €200 million) as €1.650 thousand (31 December 2005: nil) bonds were held by the Company for trading purposes.

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and were offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

On 30 September 2006 the Capital Securities Series A and Series B outstanding amounted to C£64.411 thousand and C£29.883 thousand respectively (31 December 2005: C£62.781 thousand and C£29.753 thousand respectively) as C£589 thousand of Capital Securities Series A and C£117 thousand of Capital Securities Series B (31 December 2005: C£2.219 thousand and C£247 thousand respectively) were held by the Company for trading purposes.

14. Subordinated loan stock *(continued)*

Under the EMTN Programme, the Company issued on 4 May 2006 €200 million floating rate Subordinated Bonds 2011/2016 in Euro maturing in May 2016. The Company has the option to redeem the bonds in whole during or after May 2011. The interest rate of the bonds is the three-month Euribor plus 0,60% until May 2011 and plus 1,60% thereafter. The issue price of the bonds was 99,861%. The bonds are listed on the Luxembourg Stock Exchange.

On 30 September 2006 the bonds (€200 million) 2011/2016 outstanding amounted to €193 million as €7 million were held by the Company for trading purposes.

15. Share capital

	30 Sept. 2006		*31 Dec. 2005*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**545.316**	**272.658**	464.771	232.385
Issue of shares	**-**	**-**	77.902	38.951
Dividend reinvestment	**3.391**	**1.695**	2.643	1.322
Exercise of share options	**1.234**	**617**	-	-
At 30 September 2006/31 December 2005	**549.941**	**274.970**	545.316	272.658

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

The Company has established a Dividend Reinvestment Plan under which all shareholders have the opportunity to reinvest all or part of their dividend in shares of the Company at a discount of 10% on the market value of the shares. The share price under the Dividend Reinvestment Plan for the dividend paid on 27 June 2006 was set at C£3,49 per share. As a result of the dividend reinvestment, the Company's share capital and share premium increased by C£1.695 thousand, 3.391.194 shares (2005: C£1.322 thousand, 2.642.800 shares) and C£10.140 thousand (2005: C£2.907 thousand) respectively.

The Company has granted Share Options to all Group employees who were in service on 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the share issue in December 2005). The Share Options can be exercised by their holders from 31 January 2004 to 31 December 2007. During the nine months ended 30 September 2006, 1.233.653 Share Options (2005: nil) were exercised. On 30 September 2006, 1.651.447 Options remain unexercised by their holders whilst 331.600 Options were cancelled as a result of their holders ceasing to be in the employment of the Group. As a result of the exercise of the Options, the Company's share capital and share premium increased by C£617 thousand (1.233.653 shares) and C£3.405 thousand respectively.

15. Share capital *(continued)*

The Company has also granted Share Options 2006/2007 to all permanent members of staff who were employed by the Group in Cyprus and Greece as at 30 September 2006 and will remain in service until 31 March 2007. The number of the Share Options 2006/2007 issued was 4.283.300. The exercise price of the Share Options has been set at C£3,70 and the exercise period is from 31 March 2007 to 30 June 2007.

16. Dividends

The Board of Directors of the Company has decided to proceed with the payment of an interim dividend for year 2006 of 7 cent per share, amounting to C£38.501 thousand, which will be paid to shareholders on 11 December 2006. The ex-interim dividend date had been set as 27 November 2006. The interim dividend is not recognised as a liability in the financial statements until its payment to shareholders. During year 2005, no interim dividend was paid.

The Annual General Meeting of shareholders held on 30 May 2006 approved the payment of a dividend of 7 cent per share. The total dividend amounted to C£38.211 thousand and was paid to shareholders on 27 June 2006. During 2005, dividend amounting to C£18.591 thousand (4 cent per share) was paid.

17. Cash and cash equivalents

	30 Sept. 2006	*30 Sept. 2005*
	C£000	*C£000*
Cash and non obligatory balances with central banks	**194.642**	54.144
Placements with banks repayable within three months	**2.611.358**	2.251.132
	2.806.000	2.305.276

18. Staff numbers

The number of persons employed by the Group as at 30 September 2006 was 6.159 (30 September 2005: 6.060).

19. Group companies

The Interim Condensed Consolidated Financial Statements of the Group at 30 September 2006 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.
Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd).

19. Group companies *(continued)*

United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd) and Old Company (BCL) Ltd.
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

All companies are wholly owned subsidiaries of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity.

During 2005, the Group decided to terminate the activities of BOC International Fund Management Ltd, in the context of its restructuring programme, in order to achieve synergies and has started the dissolution process.

On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries.

There was no other change in the companies that were consolidated or in the method of consolidation compared to 30 September and 31 December 2005.

20. Related party transactions

	30 Sept. 2006	*31 Dec. 2005*
	C000	*C000*
Loans and other advances to:		
- members of the Board of Directors and key management personnel	**5.020**	6.568
- connected persons	**77.867**	84.273
	82.887	90.841
Contingent liabilities and commitments (mainly documentary credits, guarantees and commitments to lend)	**44.942**	41.321
	127.829	132.162
Tangible security	**125.824**	105.451
Deposits of:		
- members of the Board of Directors and key management personnel	**2.765**	2.906
- connected persons	**13.583**	7.322
	16.348	10.228

Interest income and expense from members of the Board of Directors, key management personnel and their connected persons for the nine months ended 30 September 2006 amounted to C£3.640 thousand and C£208 thousand respectively.

20. Related party transactions *(continued)*

Connected persons include spouses, minor children and entities in which directors/key management personnel hold, directly or indirectly, at least 20% of the voting shares in general meeting.

Transactions with members of the Board of Directors and their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with favourable terms, similar to those which apply to the rest of the Group's personnel.

Remuneration
During the nine months ended 30 September 2006, the remuneration of the members of the Board of Directors and key management personnel amounted to C£1.724 thousand.

Other transactions
Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) Ltd group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) Ltd group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The net reinsurance premiums which were assigned to the Commercial Union Assurance (Cyprus) Ltd group for the nine months ended 30 September 2006 amounted to C£355 thousand (corresponding period of 2005: C£343 thousand).

Mrs Anna Diogenous, member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures. The total purchases from this company for the nine months ended 30 September 2006 amounted to C£324 thousand (corresponding period of 2005: C£435 thousand).

Mr Polys G. Polyviou, member of the Board of Directors of the Company until 26 June 2006, is a partner in the law office Chryssafinis & Polyviou, who are the external legal advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The legal fees paid by the Group to the law office Chryssafinis & Polyviou for the period until the resignation of Mr. Polyviou from the Board of Directors amounted to C£219 thousand (30 September 2005: C£372 thousand). The same law office is also assigned court cases and actions against Group debtors. The total amount paid to the law office of Chryssafinis & Polyviou for these cases and charged to these debtors for the period until the resignation of Mr. Polyviou from the Board of Directors, was C£606 thousand (30 September 2005: C£797 thousand).

Mr Costas Z. Severis, member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is a general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to D. Severis and Sons Ltd for the nine months ended 30 September 2006 amounted to C£71 thousand (corresponding period of 2005: C£75 thousand).

21. Other information

- There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 September 2006.

- The Group's provision for pending litigation or claims at 30 September 2006 is set out in Note 13. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.

- An application for the payment by the Company of an amount up to $77 million (C£35 million) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel in New York, expects that the final outcome of the above proceedings will not have a material impact on the Group's financial position.

- On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

- In September 2006 a law suit against the Company has been served by the 'Trustees of the Aremissoft Corporation Liquidating Trust' before the New York district court, claiming that the Company has not taken all the necessary measures to prevent the transfer of funds from the bank accounts of Aremissoft, which went into liquidation in 2002, to the personal bank accounts and to the bank accounts of personal enterprises of the ex-president and Managing Director of Aremissoft. The 'Trustees of the Aremissoft Corporation Liquidating Trust' request the issuance of a court order for an amount of at least $50 million (C£23 million). The Company denies the content of the law suit and all demands contained therein. Therefore, the Company does not expect to have any material financial impact as a result of the law suit.

- On 13 July 2006, the Group announced that it has reached an agreement to sell to Mr. Andreas Georgiou and to the Group of Photos Photiades Ltd, the shares it holds in Universal Life Insurance Public Co. Ltd ('Universal') for cash. The total number of Universal shares held by Bank of Cyprus Public Company Ltd and its subsidiary companies amounts to 2,9 million. The corresponding consideration for these shares in accordance with the agreement amounts to C£6,1 million. The book value of the shares as at 30 June 2006 amounts to C£6,1 million (31 December 2005: C£5,8 million). The agreement is subject to completion within six months, in order to provide the buyers with sufficient time to take the necessary actions they are required to take.

Prospectus/ Information Memorandum

Rule 12g3-2(b) File No.082-34996

Annual Reports

Rule 12g3-2(b) File No.082-34996

Presentations

Rule 12g3-2(b) File No.082-34996



Strategy and key drivers

Financial Results

Profitability

Balance Sheet items

Financial Results for the 9 months ended 30 September 2006

Strategy and key drivers


Strategy and key drivers
Financial Results
Profitability
Balance Sheet items

Strategy and key drivers

- Strengthening and restructuring presence in Cyprus
- Benefiting from market leading position in Cyprus
- Young Greek network = growth potential
- Exploit synergies between Cyprus and Greek operations
- Enter new markets: Russia and Romania
- Leverage on forthcoming relaxation of liquidity


Bank of Cyprus Group

Strengthening and restructuring presence in Cyprus

In-house restructuring ...

- Began in early 2005
- Efficiency-boosting programme
  - ➢ flat costs in 2005 and 9M2006 whilst high balance sheet growth
- Revenue enhancement
  - ➢ introduction of new charges
- Increase profitability whilst keeping risk low
  - ➢ growth in higher earning retail market with low and well-spread risk
- More structured and systematic follow-up of arrears
  - ➢ better loan quality and recovery experience
  - ➔ Improved recovery statistics
    - ➔ minimum write-back = 5% of liability (forced sale value) which can reach up to 10 - 15%


Bank of Cyprus Group

Strengthening and restructuring presence in Cyprus

... gaining from system restructuring

- Credit coops disrupted as stricter regulation is introduced
  - → increase in BOC's lending market share to 26,3% in August'06
    - o from 24,3% in 2004 and 25,6% in 2005
- Improving loan quality
  - ➢ stricter tolerance of arrears
    - o introduction of stricter NPL definition and punitive charges is improving repayment habits
  - ➢ improvement in asset pricing and high GDP growth
    - o higher disposable income and improvement in repayment ability
- Awaiting enactment of speedier property collateral foreclosure procedures
  - → Positive impact on net interest income and provision charge


Bank of Cyprus Group

Benefiting from market leading position in Cyprus

Largest customer base in Cyprus provides springboard to

- Promote effective, attractive and flexible products
- Cross-sell
  - increase products per retail customer (currently at 2,5)
- Apply targeted promotion campaigns
  - mortgage transfer from other lenders, mainly credit coops

→ Strengthen presence in
  - mortgage lending = lower risk
    - 82% increase in amount of new housing loan disbursements
  - consumer lending = higher margins

Increasing customer satisfaction

- Specialised service centres (consumer, business, corporate)
  - focus, service, specialisation



Young Greek network = growth potential

Young network = potential for increased income

- **Majority of network is still young – c.15 branches to be opened p.a.**
  - ≤ 3 years old — 38% of branch network
  - ≤ 5 years old — 74% of branch network
  - new branch turns into profit within 18 months and breaks even within 3 years
- **Potential for higher volumes and fee and commission income**

Annual operating contribution of branch network



-110
470
600
650
1.000
1.100
1.140
1.800
20%
11%
7%
12%
24%
12%
3%
11%
≤1yr
2yrs
3yrs
4yrs
5yrs
6yrs
7yrs
>7yrs
Branch operating contribution (in € 000) before allocation of head office expenses and before provisions
% of branch network falling within certain age band



Bank of Cyprus Group

NIM of Greek operations rising


Net interest margin of Greek operations
2,76%
2,99%
3,10%
3,15%
3,10%
3,12%
9M '05
4Q '05
1Q '06
2Q '06
3Q '06
9M '06
Deposit spread below Euribor of Greek operations (bp)
-30
-4
19
30
29
Sep '05
Dec '05
Mar '05
Jun '06
Sep '06

- **Rising NIM**
  - ➢ widening of deposit spreads
  - ➢ tightening of loan spreads
  - ➢ increase of loans to deposits ratio (from 79% to 85%)

- **Rising Euro interest rate environment facilitates deposit repricing**
  - ➢ widening of deposit spread
  - ➢ healthy deposit growth maintained (14% yoy growth)


Bank of Cyprus Group

Exploit synergies between Cyprus and Greek operations

- Common centralised services for both countries
- Common information technology systems
- Increase operational efficiency and reduce cost


Bank of Cyprus Group

Enter new markets

Russia

- **Build on existing customer relationships**
- **Branch in Moscow targeting corporate customers**

→ Low-risk profitable lending to corporates

Romania

- **Priority in setting-up leasing operations**
  - less time required
  - use experience gained from leasing operations in Greece
- **Application for a banking license**
- **Focus on SMEs**


Bank of Cyprus Group

Leverage on forthcoming relaxation of liquidity

Relaxation of high liquidity requirement on foreign deposits of Cyprus operations

- **Liquidity requirement of 75% (i.e. can only lend 25%)**
- **Gradual relaxation of high liquidity requirement upon joining Eurozone**
- **57% of deposits of Cyprus operations are in foreign currency**
  - C£3,7 bn earning a low 1,73% Vs a consolidated NIM of 2,76%
  - stable deposit base = international business funds

→ **Utilisation for loan growth in Greece**
= containment of cost of deposits

→ **Utilisation for loan growth in Russia**
= profitable low-risk lending

Financial Results for the 9 months ended 30 September 2006



Bank of Cyprus Group

3 November 2006

Profitability

Increased profitability


Profit before provisions
(C£ mn)


+58%
129
204
9M '05
9M '06


Profit after tax
(C£ mn)


+158%
50
130
9M '05
9M '06

Results for 9 months 2006

Significant profitability increase

- Profit after tax reached C£130 mn (+158%)
- Total income increased by 26%
- Total expenses rate of growth contained to 2%
- Profit from sale and change in fair value of financial instruments C£12 mn
- Lower provision charge (-26%)

Significant improvement of key performance indicators

- Cost to income ratio improved to 46,9%, (9mth05: 57,8%)
- Return on equity improved to 21,2% (9mth05: 11,3%)

Further expansion of operations

- Significant increase in loans (19%) and deposits (17%)


Bank of Cyprus Group

Evolution and target of profit after tax for 2006 (C£ mn)





TARGET
>160
130
72
50
30
39
9M FY
2004
9M FY
2005
9M FY
2006

Dividend proposed

7 cent (C£0,07) per share

- Ex-dividend date
  - Monday, 27 November 2006
- Payment date
  - Monday, 11 December 2006

Dividend reinvestment plan

- Discount 10%

Increased profitability

INCOME STATEMENT (C£ mn)	9M '06	9M '05	±	Year '05
Total income	384	305	+26%	419
Total expenses	180	176	+2%	237
Profit before provisions	204	129	+58%	182
Profit before tax	154	62	+149%	91
Profit after tax	130	50	+158%	72
Earnings per share (cent)	23,8	10,1	+136%	14,4

KEY INDICATORS	9M '06	9M '05	±	
Return on equity	21,2%	11,3%	+9,9pp	11,9%
Cost / Income	46,9%	57,8%	-10,9pp	56,7%

pp = percentage points, 1 pp = 1%


Bank of Cyprus Group

Interest income

Net interest margin

	9M '05	4Q '05	1Q '06	2Q '06	3Q '06	9M '06
Group	2,60%	2,64%	2,64%	2,79%	2,90%	2,76%
Cyprus	2,32%	2,28%	2,12%	2,32%	2,55%	2,32%
Greece	2,76%	2,99%	3,10%	3,15%	3,10%	3,12%

Cyprus:

- Reduction in the CYP base rate by 100 b.p.
- Increase in foreign currency deposits earning lower spread

Greece:

- Favourable adjustment in cost of deposits
- Increase in loans to deposits ratio

Net interest income (C£ mn)




+27%
202
258
9M '05
9M '06

Insurance operations – income and contribution



Profit before tax
(C£ mn)
140
120
100
80
60
40
20
0
Insurance
Property
Banking
9M '05
9M '06

- Income from insurance operations
  - C£20 mn
  - 14% annual increase
- Profit before tax from insurance operations
  - C£13 mn
  - 23% annual increase
- Contribution of insurance operations to Group results
  - 8% of profit before tax



Bank of Cyprus Group

Other income (other than interest and insurance income)



Other income (C£ mn)
85
106
+25%
Fees and commissions
66
73
+11%
Foreign exchange
11
15
+39%
Sale and change in fair value of financial instruments
3
12
+273%
Other
4
6
+15%
9M '05
9M '06

Cost containment

Cost / Income

- Group


57,8%
56,7%
46,9%

- Cyprus


59,4%
58,0%
44,8%

- Greece


53,7%
52,4%
48,1%

9M '05 | FY '05 | 9M '06

Staff costs (C£ mn)


110
+3%
114
9M '05
9M '06

Other operating expenses (C£ mn)


66
66
9M '05
9M '06

Bad debt provision charge


Provision charge / Total loans


1,3%
1,2%
0,8%
'04
'05
9M '06

- **Charge for 9M2006: C£50 mn** (9M2005: C£67 mn)

Profitability of Cyprus operations

C£ mn	±	**9M '06**	9M '05	*Year '05*
Net interest income	+35%	143	106	*149*
Fees and commissions	+14%	52	45	*62*
Income from insurance operations	+11%	18	16	*21*
Profit from disposal & reval'n of fin. instr.	+192%	12	4	*6*
Foreign exchange and other income	+51%	18	12	*16*
Total income	+32%	243	183	*254*
Staff costs	-1%	(75)	(75)	*(103)*
Other operating expenses	0%	(34)	(34)	*(44)*
Total expenses	0%	(109)	(109)	*(147)*
Profit before provisions	+80%	134	74	*107*
Contribution		*66%*	*58%*	*59%*
Provision for bad debts	-52%	(21)	(44)	*(60)*
Profit before tax	+271%	113	30	*47*
Contribution		*73%*	*49%*	*51%*
Tax	+283%	(13)	(3)	*(5)*
Profit after tax	+269%	100	27	*42*
Contribution		*77%*	*54%*	*58%*
Cost / Income		44,8%	59,4%	*58,0%*
Return on equity		33,4%	10,8%	*12,0%*

Profitability of Greek operations

C£ mn	±	9M '06	9M '05	Year '05
Net interest income	+24%	101	81	*111*
Fees and commissions	+3%	17	17	*23*
Income from insurance operations	+58%	2	1	*2*
Profit from disposal & reval'n of fin. instr.	+198%	1	-1	*1*
Foreign exchange and other income	-30%	2	4	*3*
Total income	+21%	123	102	*140*
Staff costs	+16%	(31)	(27)	*(37)*
Other operating expenses	+1%	(28)	(28)	*(36)*
Total expenses	+8%	(59)	(55)	*(73)*
Profit before provisions	+36%	64	47	*67*
Contribution		*31%*	*36%*	*37%*
Provision for bad debts	+26%	(28)	(22)	*(31)*
Profit before tax	+44%	36	25	*36*
Contribution		*23%*	*40%*	*40%*
Tax	+46%	(10)	(7)	*(11)*
Profit after tax	+43%	26	18	*25*
Contribution		*20%*	*36%*	*34%*
Cost / Income		48,1%	53,7%	*52,4%*
Return on equity		13,3%	10,6%	*11,1%*

Profitability of operations in Other countries

C£ mn	±	**9M 2006**	9M 2005	*Year 2005*
Net interest income	-7%	14	16	*20*
Fees and commissions	+9%	5	4	*5*
Income from insurance operations		-	-	-
Profit from disposal & reval'n of fin. instr.		0	0	*0*
Foreign exchange and other income		0	0	*0*
Total income	-5%	19	20	*25*
Staff costs	0%	(8)	(8)	*(11)*
Other operating expenses	+4%	(5)	(5)	*(6)*
Total expenses	+1%	(13)	(13)	*(17)*
Profit before provisions	-16%	6	7	*8*
Contribution		*3%*	*6%*	*5%*
Provision for bad debts	-16%	(1)	(1)	*(0)*
Profit before tax	-16%	5	6	*8*
Contribution		*4%*	*11%*	*9%*
Tax	-9%	(1)	(1)	*(2)*
Profit after tax	-17%	4	5	*6*
Contribution		*3%*	*10%*	*8%*
Cost / Income		67,5%	63,3%	*67,2%*
Return on equity		11,3%	14,9%	*12,9%*

3 November 2006



Balance Sheet items


Bank of Cyprus Group

Balance sheet overview

(C£ mn)	09/2006	09/2005	+%	12/2005
Cash and balances with central banks	**436**	378	**+15%**	612
Placements with banks	**2.712**	2.286	**+19%**	2.578
Debt securities, tbills, equity investments	**2.311**	1.927	**+20%**	2.035
Net loans to customers	**7.854**	6.573	**+19%**	6.984
Other assets (incl. net assets attributable to life insurance policyholders)	**693**	629	**+10%**	593
Total assets	14.006	11.794	+19%	12.802
Amounts due to banks	**345**	301	**+15%**	178
Customer deposits	**11.391**	9.712	**+17%**	10.724
Debt securities in issue	**566**	320	**+77%**	318
Other liabilities (incl. liabilities to life insurance policyholders	**509**	470	**+8%**	455
Subordinated loan stock	**319**	365	**-12%**	365
Shareholders' equity	876	626	+40%	762

Loans by geographic sector

Sept '05: C£7,0 bn Sept '06: C£8,3 bn
Increase of 19%



710
2.940
3.315
785
3.586
3.942
30.9.05
30.9.06

	Share in total Group portfolio 30.9.05	Share in total Group portfolio 30.9.06	Annual increase %
Cyprus	48%	48%	19%
Greece	42%	43%	22%
Other countries	10%	9%	11%



Bank of Cyprus Group

Market share in loans

Cyprus operations

- Market share increase
  - from 24,8% (August '05) to 26,3% (August '06)

Greek operations

- Market share
  - July '06: 3,6% (July '05: 3,6%)
- Increase (Sept '06 - '05)
  - Housing loan balances 34%
  - Consumer loan balances 31%

Well diversified loan portfolio

Cyprus


Retail
37%
SMEs
17%
Corporate
46%

Group


Retail 34%
(31.12.05: 32%)
SMEs 30%
(31.12.05: 30%)
Corporate 36%
(31.12.05: 38%)

Greece


SMEs
44%
Retail
31%
Corporate
25%


Other
5%
Property & constr'n
14%
Tourism
9%
Trade
15%
Manufacturing
5%
Personal,
home loans &
professional
52%

Development of non-performing loans (NPLs)

Provision Charge (£mn)



1,2%
0,9%
0,8%
0,8%
91
18
34
50
2005
1Q06
1H06
9M06
% over Gross loans

Notes:

(1) As of 1/1/2006, the criteria for classifying loans as NPLs have changed to include all loans in arrears **for longer than 3 months**. In addition the NPL classification is applied to all other loans of the customers who have a specific facility as non-performing.

(2) The remainder balance of NPLs is fully covered by tangible collateral

Provision Coverage (%)[2] 2006



43%
47%
50%
60%
01.01
31.03
30.06
30.09



NPLs[1] /Total Loans 2006



01.01
9,3%
31.03
8,6%
30.06
8,1%
30.09
6,6%



Bank of Cyprus Group

Deposits by geographic sector


Sept '05: C£9,7 bn Sept '06: C£11,4 bn
Increase of 17%
674
3.710
5.328
739
4.221
6.431
30.9.05
30.9.06

	Share in the Group total % 30.9.05	Share in the Group total % 30.9.06	Annual increase %	Market share
Cyprus	55%	57%	21%	29,8%
Greece	38%	37%	14%	3,7%
Other countries	7%	6%	10%	

Operations in Other countries

United Kingdom and Channel Islands

C£ mn	30.9.06	30.9.05	±%
Loans	636	563	+13%
Deposits	614	562	+9%
Profit before provisions	4	5	-14%

Australia

C£ mn	30.9.06	30.9.05	±%
Loans	149	147	+2%
Deposits	125	112	+12%

Group liquidity


Loans / Deposits (%)


71,7%
69,0%
74,1%
75,8%
73,0%
09.05
12.05
03.06
06.06
09.06

- High liquidity
- Strong deposit base
- Lower liquidity requirement in foreign currency is expected with the entry of Cyprus in the eurozone in 2008
- Increase in net interest margin


Bank of Cyprus Group

Group capital base

Capital adequacy ratio


14,1%
8,5%
1,3%
4,3%
12,9%
8,5%
1,1%
3,3%
Core Tier 1
Hybrid
Tier 2
31.12.05
30.9.06

C£ mn	Sept '06
Tier 1 capital	**798**
- Core Tier 1	704
Tier 2 capital	**270**
Total capital	**1.068**
Risk weighted assets	**8.285**


Bank of Cyprus Group

Disclaimer

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections about future events. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

Neither this presentation nor a copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the united States of America, its territories or possessions. Neither this presentation nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any such securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia or Japan.



Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

Δικαιολογητικό

Ημερ. Αίτησης: 11/10/2006 11:38
Αρ. Δικαιολογητικού: **612547 / 1**

Αρ. ΓΛ302: Α 363983
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 128206 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Παραλήπτης: Εύη Χατζηβασιλείου
Στις: 11/10/2006 11:38:22

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών Allotment of Shares (total of 3 pages) HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

...εταιρείας

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

Έκθεση παραχώρησης μετοχών. Allotment of shares

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ -> Bank of Cyprus PCL
Ημερομηνία Παραχώρησης	(α) [την ____30/09/2006____] ή (β) [από ____ μέχρι ____]
Αριθμός μετοχών που παραχωρήθηκαν	381.217 -> No. of shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	381.217	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) (Επισυνάπτεται κατάσταση)	£1.242.767,42

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

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